Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

EHP Operating Partnership, L.P., a Maryland limited partnership

EHP TRS Holding Co., Inc., a Maryland corporation(1)

(1)	Eagle TRS Holding Co., Inc. wholly owns nine individual corporations that will individually lease the nine hotels. However, we have omitted the names of such entities, which are wholly owned by Eagle TRS Holdings Co, Inc. and carry on the same line of business, as permitted by Instruction (ii) to Item 601(b)(21).